UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of June, 2010

Commission File Number 333-152305

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street
Xicheng District, Beijing 100032
People’s Republic of China
(86-10) 8809-1099
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

CHINA MASS MEDIA REPORTS FIRST QUARTER 2010 UNAUDITED FINANCIAL RESULTS

BEIJING, CHINA -- (June 14, 2010) -- China Mass Media Corp. (“China Mass Media” or the “Company”) (NYSE: CMM), a leading media company in China, today announced its unaudited financial results for the first quarter ended March 31, 2010.

First Quarter 2010 Highlights1[1]

■	Total net revenues were RMB 56.0 million (US$ 8.2 million), a decrease of 62.6% from the first quarter of 2009, a decrease of 52.2% from the fourth quarter of 2009.

■	Operating income was RMB 13.9 million (US$ 2.0 million), a decrease of 78.6% from the first quarter of 2009, and a decrease of 62.0 % from the fourth quarter of 2009.

■	Net income was RMB 10.1 million (US$ 1.5 million), a decrease of 83.0% from the first quarter of 2009 and a decrease of 68.4 % from the fourth quarter of 2009.

■
Net cash provided by operating activities was RMB 40.3 million (US$5.9 million), compared to net cash provided by operating activities of RMB 232.5 million in the first quarter of 2009 and net cash used in operating activities of RMB 171.9 million in the fourth quarter of 2009.

“Our performance in the first quarter of 2010 declined on a year-over-year basis, primarily because we were not the exclusive advertising agent for CCTV’s 2010 Chinese New Year Gala program,” commented Mr. Shengcheng Wang, Chairman and Chief Executive Officer of China Mass Media.  “CCTV decided to bring the Chinese New Year Gala program in-house at the end of 2009 upon the expiry of our agency contract and began to sell the advertising time relating to this program by itself.  We had been the exclusive advertising agent of this event since 2004.  Throughout this period, we, along with CCTV’s advertising department, successfully promoted and marketed this gala program and made the event a consistent and great success for CCTV.  Being the exclusive advertising agent of this program allowed us to accumulate an abundant amount of experience in organizing and promoting big events and designing and executing in-program advertisements, which we believe is our greatest asset for our future operations.

“Another reason for the decrease was mounting market competition and overall rising media costs in 2010.  Advertising agencies were particularly aggressive with their pricing as they competed for advertisers, and advertisers decided to enter into short-term contracts so that they could easily move from one advertising agency to another to take advantage of the market conditions.  We also noticed that some advertisers reduced their exposure to CCTV and switched their advertisements to regional networks or other alternative mediums.  We anticipate such competition will continue in the coming quarters.  This challenging environment started in March and deteriorated in April, so we are anticipating a difficult second quarter of 2010.  In the upcoming low seasons, we will adopt a more flexible marketing strategy to address this challenge.

1[1] The U.S. dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader.  The conversion of Renminbi (RMB) into US$ in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per US$ as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2010, which was RMB6.8258 to US$1.00.  The percentages stated are calculated based on RMB.

“In November 2009 during the CCTV resources bidding process, we reduced our investment in advertising time on CCTV-4 from six programs to one carefully selected program, the “Periodic China News Package”.  We have seen good results from this program as a result of our successful pricing strategy and relatively low media cost compared to our competitors on CCTV-4.  So far, more than 75% of our advertising time slots for the year have been presold for the rest of the year.  We believe that this product could turn profitable in 2010.”

 “We are very proud to announce that we won a  'Gold World Medal' at The New York Festivals® International Television & Film Awards® for our our 'Liquid Ink Chapter' commercial that we created and produced for China Central Television (CCTV) for its national branding campaign in 2010. Founded in 1957, the New York Festivals is one of the world’s most well known and well respected media organizations.  The awards show honors what it considers to be 'The World's Best Work'in a variety of areas within the entertainment world.  'Liquid Ink Chapter' was the first commercial from a Chinese domestic advertising company to receive this prestigious award.  It has also won a number of other awards both internationally and domestically.  The commercial uses images of Chinese ink in a unique manner that alludes to the beauty of Chinese culture by combining traditional wash painting skills and modern animation techniques.  The innovative images take on various moving forms that simulate vivid water-like depictions of mountains and seas, cranes and dragons, the Great Wall and Tai Chi. We are optimistic that companies in China will be drawn to our services based on the creativity that we displayed to win this award.

Mr. Eric Cheung, the Company’s Chief Financial Officer, added, “We intend to continue to focus on further strengthening our marketing strategy and sales of media resources by expanding our client base and increasing our cross selling to existing clients.  By constantly enhancing our creativeness and client services, we will provide a one-stop comprehensive solution for our clients.

“As a testament to our ongoing efforts to increase value to our shareholders, our board of directors approved a stock dividend for common shareholders who were registered by June 16, 2010.  At this time, there are currently 716,375,000 common shares outstanding.  Shareholders will receive three common shares for each ADS held.  We also submitted an application at the end of May to be dual listed on the main board of the Hong Kong Stock Exchange.  There will be no related capital raise.  Our ADS’s were listed on NYSE Arca on August 4, 2008 and subsequently moved up to the  NYSE main board on August 25, 2009. Our board of directors believes that a dual listing in New York and Hong Kong will help diversify our shareholder base, especially around greater China, and enhance liquidity of the Company’s shares.”

First Quarter 2010 Financial Results

Revenues

Revenues from advertising agency services were RMB 55.5 million (US$ 8.1 million) in the first quarter of 2010, a decrease of 60.0% from RMB 138.6 million in the first quarter of 2009, and a decrease of 52.6% from RMB 117.0 million in the fourth quarter of 2009. The decrease from the first quarter of 2009 was primarily because the Company ceased to own the exclusive advertising rights for the CCTV Chinese New Year Gala program and because management decided to reduce the Company’s investment in CCTV-4 advertising time slots.  The decrease from the fourth quarter of 2009 was primarily because of heightened market competition and because the fourth quarter is traditionally the peak season for the advertising industry.

Revenues from production and sponsorship services were RMB 3.1 million (US$ 0.46 million) in the first quarter of 2010, a decrease of 83.7% from RMB 19.3 million in the first quarter of 2009, and a decrease of 41.0% from RMB 5.3 million in the fourth quarter of 2009.  The year-over-year decrease was mainly because the Company recognized certain advertisement production revenues of RMB 13.1 million from CCTV for a series of 2008 Beijing Olympic Games-related advertisements and promotion films in the first quarter of 2009. The decrease compared to the fourth quarter of 2009 was primarily because the Company delivered fewer promotional films in the first quarter of 2010. During the fourth quarter of 2009, the Company produced and delivered the major “Liquid Ink Chapter” to CCTV.  A number of other major advertisements production for third party customers were in development during the first quarter of 2010.

Operating costs and expenses

Cost of revenues was RMB 29.3 million (US$ 4.3 million) in the first quarter of 2010, a decrease of 60.0% from RMB 73.4 million in the first quarter of 2009 and a decrease of 56.4% from RMB 67.3 million in the fourth quarter of 2009. The decrease from the first quarter of 2009 was because fewer media resources were available for sale on CCTV-4, which drove down media costs, and the fact that the Company no longer incurs production costs for the Chinese New Year Gala program in 2010. The decrease from the fourth quarter of 2009 was primarily because the Company discontinued the underwriting of five news-related programs on CCTV-4 starting from the beginning of 2010.  The Company only retained time slots for the “Periodic China News Package” at CCTV’s resource bidding process held by CCTV in November 2009.

Sales and marketing expenses were RMB 5.3 million (US$ 0.78 million) in the first quarter of 2010, an increase of 44.3% from RMB 3.7 million in the first quarter of 2009 and a decrease of 19.3% from RMB 6.6 million in the fourth quarter of 2009. The increase from the first quarter of 2009 was primarily due to the increase in travel expenses for sales people and higher salaries incurred for the Company’s additional sales management personnel. The decrease from the fourth quarter of 2009 was due to lower sales commissions paid to the sales team following the decline in sales performance during the first quarter of 2010.

General and administrative expenses were RMB 7.4 million (US$ 1.1 million) in the first quarter of 2010, a decrease of 3.4% from RMB 7.7 million in the first quarter of 2009 and an increase of 12.0% from RMB 6.6 million in the fourth quarter of 2009. The increase from the fourth quarter was primarily due to professional fees paid for the Company’s listing in Hong Kong.  The Company expects to incur further professional fees during the second and third quarters of 2010, which may lead to higher levels of general and administrative expenses as compared to corresponding periods in the prior year.

Operating income, as a result of the foregoing factors, was RMB13.9 million (US$ 2.0 million) in the first quarter of 2010, a decrease of 78.6% from RMB 65.0 million in the first quarter of 2009 and a decrease of 62.0% from RMB 36.6 million in the fourth quarter of 2009. The Company’s operating margin was 24.9%, 31.3% and 43.4% for the three months ended March 31, 2010, December 31, 2009 and March 31, 2009, respectively.

Net income was RMB 10.1 million (US$ 1.5 million) in the first quarter of 2010, a decrease of 83.0% from RMB 59.6 million in the first quarter of 2009 and a decrease of 68.4% from RMB 32.0 million in the fourth quarter of 2009.  The Company’s net margin was 18.1%, 27.3% and 39.8% for the three months ended March 31, 2010, December 31, 2009 and March 31, 2009, respectively.

Basic and diluted earnings per ADS for the first quarter of 2010 declined to RMB 0.38 (US$ 0.06), compared to basic and diluted earnings per ADS of RMB 2.27 for the first quarter of 2009 and RMB 1.22 for the fourth quarter of 2009.

Each ADS represents 30 ordinary shares.

Basic and diluted earnings per ADS and per share for all periods presented have been retroactively adjusted to reflect the 1 for 10 stock dividend.

Business Outlook

For the second quarter of 2010, the Company currently expects to generate total net revenues of between RMB 54 million and RMB 56 million, which represents a potential decrease of 27.6% to 30.2 % compared to the second quarter of 2009.  The expected decrease will mainly be due to a reduction in investment on CCTV-4 advertising time slots as the company seeks higher returns, and significant continued price competition for time slots on CCTV channels 1 and 2.  Compared to the first quarter of 2010, the guidance reflects a flat to potential decline of 3.5%.

This forecast reflects the Company’s current and preliminary estimates, which are subject to change.

Conference Call

China Mass Media will host a conference call and live webcast at 9:00 p.m. Eastern Time (EDT) on June 14, 2010, 9:00 a.m. Beijing time on June 15, 2010.

The dial-in details for the live conference call are as follows:
- U.S. Toll Free Number: +1 866 804 6929
- International dial-in number: +1 857 350 1675
- China Toll Free Number: + 10 800 152 1490 (North)
+10 800 130 0399 (South)
- Hong Kong Toll Free Number: + 800 96 3844
Passcode: CMM

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: http://www.chinammia.com.

A telephone replay of the call will be available for seven days after the conclusion of the conference call.  The dial-in details for the replay are as follows:
- U.S. Toll Free Number: +1 888 286 8010
- International dial-in number: +1 617 801 6888
Passcode: 19107424

Safe Harbor Statement:

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements involve a number of risks and uncertainties.

A number of factors could cause the Company’s actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Securities and Exchange Commission filings of the Company. China Mass Media does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

About China Mass Media Corp.

As a leading television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services. The Company currently offers approximately 482 minutes of advertising time slots per day on CCTV Channels 1, 2, 4, E and F. CCTV is the largest television network in China. The Company has produced over 380 advertisements and has won a number of prestigious awards in China and across the world, including the “Gold World Medal” at The New York Festivals® International Television & Film Awards.

 http://www.chinammia.com

For further information, contact:

China Mass Media Corp.
Julie Sun
V.P. Corporate Development
6/F, Tower B, Corporate Square,
35 Finance Street Xicheng District
Beijing, 100032
P. R. China
Tel:  86 10 8809 1050
E-mail: juliesun@chinammia.com

Christensen
Tip Fleming
Tel:  852 2117 0861
E-mail:   tfleming@ChristensenIR.com

Roger Hu
Tel:  86 158 1049 5326
E-mail:  rhu@ChristensenIR.com

CHINA MASS MEDIA CORP.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	THREE MONTHS ENDED,
	March 31, 2009	December 31, 2009	March 31, 2010	March 31, 2010
	RMB	RMB	RMB	US$

Revenues:
Advertising agency services	138,577,218	117,037,635	55,466,324	8,125,981
Advertisement production and sponsorship services	19,270,539	5,323,586	3,141,023	460,169
Total revenues	157,847,757	122,361,221	58,607,347	8,586,150
Less: Business tax	(8,086,432)	(5,201,731)	(2,626,585)	(384,803)

Total net revenues	149,761,325	117,159,490	55,980,762	8,201,347

Operating costs and expenses:
Cost of revenues	(73,384,387)	(67,347,729)	(29,340,334)	(4,298,446)
Sales and marketing expenses	(3,668,251)	(6,559,458)	(5,293,944)	(775,579)
General and administrative expenses	(7,671,858)	(6,614,127)	(7,409,378)	(1,085,496)
Total operating costs and expenses	(84,724,496)	(80,521,314)	(42,043,656)	(6,159,521)

Operating income	65,036,829	36,638,176	13,937,106	2,041,826

Interest and investment income	3,410,939	1,090,272	858,166	125,724
Other expense, net	34,299	458,323	6,246	915

Income before tax	68,481,997	38,186,771	14,801,518	2,168,465

Income tax expense	(8,867,756)	(6,182,705)	(4,690,509)	(687,174)

Net income	59,614,241	32,004,066	10,111,009	1,481,291

Earnings per ordinary share, basic and diluted	0.076	0.041	0.013	0.002
Earnings per ADS, basic and diluted	2.27	1.22	0.38	0.06

Shares used in calculating earnings per ordinary share, basic	788,012,500	788,012,500	788,012,500	788,012,500
Shares used in calculating earnings per ordinary share, diluted	788,012,500	790,117,882	789,873,237	789,873,237
Shares used in calculating earnings per ADS, basic	26,267,083	26,267,083	26,267,083	26,267,083
Shares used in calculating earnings per ADS, diluted	26,267,083	26,337,263	26,329,108	26,329,108

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2009	March 31, 2010	March 31, 2010
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	508,778,014	402,859,480	59,020,112
Short-term investments	80,000,000	200,000,000	29,300,595
Notes receivable	1,937,450	4,264,739	624,797
Accounts receivable, net of allowance for doubtful accounts of RMB 6,507,638 as of December 31, 2009 and March 31, 2010	375,568	9,796,580	1,435,228
Prepaid expenses and other current assets	64,560,752	60,430,077	8,853,187
Total current assets	655,651,784	677,350,876	99,233,919
Non-current assets:
Property and equipment, net	55,464,401	54,640,842	8,005,046
Total non-current assets	55,464,401	54,640,842	8,005,046

Total Assets	711,116,185	731,991,718	107,238,965

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable	35,846,460	68,239,652	9,997,312
Customer advances	20,657,147	25,338,773	3,712,206
Accrued expenses and other current liabilities	18,133,340	17,189,164	2,518,264
Taxes payable	23,198,999	23,768,040	3,482,089
Amount due to related parties	127,068,624	100,613,688	14,740,205
Total current liabilities	224,904,570	235,149,317	34,450,076
Total Liabilities	224,904,570	235,149,317	34,450,076

Commitments and Contingencies

Shareholders’ equity:
Ordinary shares ($0.001 par value; 900,000,000,000 shares authorized; 716,375,000 issued and outstanding as of December 31, 2009 and March 31, 2010))	4,893,500	4,893,500	716,912
Additional paid-in capital	332,354,066	332,873,843	48,767,008
Statutory reserves	25,000,000	25,000,000	3,662,574
Retained earnings	123,964,049	134,075,058	19,642,395
Total Shareholders’ Equity	486,211,615	496,842,401	72,788,889

Total Liabilities and Shareholder’s Equity	711,116,185	731,991,718	107,238,965

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED
	March 31, 2009	December 31, 2009	March 31, 2010	March 31, 2010
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income	59,614,241	32,004,066	10,111,009	1,481,293
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	754,671	795,561	809,997	118,667
Investment income	(1,926,395)	(703,452)	(426,230)	(62,444)
Exchange loss/ (gain)	(37,491)	36,929	84,690	12,407
Share-based compensation	943,280	(332,378)	519,777	76,148
Loss on disposal of property and equipment	-	-	12,263	1,797
Changes in assets and liabilities:
Notes receivable	(250,000)	455,010	(2,327,289)	(340,955)
Accounts receivable	(12,490,400)	345,110	(9,421,011)	(1,380,206)
Prepaid expense and other current assets	4,009,075	(29,549,357)	6,978,143	1,022,319
Deposit paid to a related party	-	1,000,000	-	-
Accounts payable	139,758,683	(135,696,443)	32,393,192	4,745,699
Customer advances	(41,518,831)	(39,071,097)	4,681,626	685,872
Accrued expenses and other current liabilities	1,839,760	2,377,819	(944,176)	(138,324)
Taxes payable	11,051,580	4,838,147	(2,085,359)	(305,511)
Amount due to related parties	70,720,013	(8,364,352)	(123,360)	(18,073)
Net cash provided by / (used in) operating activities	232,468,186	(171,864,437)	40,263,272	5,898,689

Cash flows from investing activities:
Net proceeds from (purchase) / redemption of short-term investments with term of three months or less	400,000,000	-	(120,000,000)	(17,580,357)
Purchase of property and equipment	(22,232,998)	(644,551)	(26,330,276)	(3,857,464)
Proceeds from investment income	2,465,079	726,247	233,162	34,160
Net cash (used in) / provided by investing activities	380,232,081	81,696	(146,097,114)	(21,403,661)

Cash flows from financing activities:
Dividends distributed	(96,335,115)	-	-	-
Net cash used in financing activities	(96,335,115)	-	-	-

Effect of foreign currency exchange	22,883	(36,931)	(84,692)	(12,408)
Net (decrease) / increase in cash and cash equivalents	516,388,035	(171,819,672)	(105,918,534)	(15,517,380)
Cash and cash equivalents at beginning of the period	566,889,261	680,597,686	508,778,014	74,537,492
Cash and cash equivalents at end of the period	1,083,277,296	508,778,014	402,859,480	59,020,112

CHINA MASS MEDIA CORP.
SELECTED OPERATING DATA
	THREE MONTHS ENDED
	March 31, 2009		December 31, 2009	March 31, 2010

Number of programs secured during the period	41		41	35
Total advertising time obtained (seconds)	2,896,140	(1)	2,933,640	2,595,780	(1)
Total advertising time sold (seconds)	694,985	(2)	746,667	118,355	(2)

(1)
Represents the total amount of time during regular television programs secured through the Company’s contracts with CCTV, including 262,980 seconds from CCTV-1, CCTV-2 and CCTV-4 and 2,332,800 seconds from CCTV-E and CCTV-F.

(2)	During the three-month periods ended March 31, 2009, December 31, 2009, and March 31, 2010, the company has sold 451,080, 392,160 and 5,430 seconds of advertisements in CCTV-E and CCTV-F

RECONCILIATIONS OF UNAUDITED NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (*)

	Three months ended March 31, 2009			Three months ended March 31, 2010
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
	RMB	RMB	RMB	RMB	RMB	RMB

Operating income	65,036,829	943,280	65,980,109	13,937,106	519,777	14,456,883

Net income	59,614,241	943,280	60,557,521	10,111,009	519,777	10,630,786

(*) The adjustment is for share-based compensation expenses.

Non-GAAP Disclosure

In addition to the unaudited consolidated financial information presented in accordance with US GAAP, management uses a non-GAAP measure of net income excluding non-cash share-based compensation. Company management believes excluding the share-based compensation expenses from non-GAAP financial measures is useful for the investors’ understanding of overall current financial performance. Nevertheless, the limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company’s business.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP.  For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth above, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.
(Registrant)

Date: June 14, 2010	By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer